March 7, 2008

BY FIRST CLASS MAIL

Michael A. Woronoff, Esq.
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA 90067-3206

Re: Ares Capital Corporation (File Nos. 333-149109 & 333-149139)

Dear Mr. Woronoff:

        We have reviewed the registration statements for Ares Capital Corporation (the "Fund") filed on Form N-2 on February 7, 2008 in connection with the registration of its common stock and rights to purchase its common stock and on February 11, 2008 in connection with the shelf registration of its common stock, preferred stock, subscription rights, warrants and debt securities. Based on our review of the registration statements, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statements. Unless otherwise noted, the page numbers referenced in this letter relate to the February 11, 2008 registration statement. Please note that the comments we give in one section are applicable to other sections of both registration statements that contain similar disclosure.

PROSPECTUS:

Cover Page (February 7, 2008 Filing)

1.   The third sentence of the first paragraph states that record date stockholders will receive ____ right for each ___ shares of common stock owned on the record date. The Fund is reminded that a transferable rights offering may not issue more than one share for every three rights held. Additionally, please explain to us how these offerings of transferable rights will comply with Section 23(b) of the Investment Company Act of 1940. *See* Section 23(b) of the Investment Company Act; Association of Publicly Traded Investment Funds (pub. avail. Aug. 2, 1985); and Pilgrim Regional Bank Shares, Inc. (pub. avail. Dec. 11, 1991).

2.   The last sentence of the first paragraph states that record date stockholders who fully exercise their rights will be entitled to subscribe, subject to certain limitations and pro rata allocation, for additional shares that remain unsubscribed as a result of any unexercised rights.

Please explain to us what the Fund will do if the Shares available are not sold, *e.g.*, de-register them.

Cover Page (February 11, 2008 Filing)

3.   The securities to be registered on the February 11, 2008 registration statement include subscription rights. Please explain to us the legal basis permitting the Fund to register and offer subscription rights in a shelf registration statement. In particular, please address how such an offering would be consistent with Nuveen Virginia Premium Income Municipal Fund (pub. avail. October 6, 2006).

4.   The securities to be registered on the February 11, 2008 registration statement include preferred stock and debt. Please explain to us whether the Fund has any current intention to issue preferred stock or debt pursuant to this registration statement within the next year.

Risk Factors – Risks Relating to Our Business (Page 6)

5.   The fifth bullet point states that there are significant potential conflicts of interest that could impact the Fund's investment returns. Please explain in this section specifically what potential conflicts of interest could impact the Fund's investment returns.

Fees and Expenses (Page 10)

6.   As the first paragraph of the Prospectus Summary on page 1 of the prospectus states that the term "us" refers to the Fund, the line item heading "Sales load paid by us" suggests that the Fund, rather than shareholders, will pay the sales load. Unless the Fund will pay the sales load, please revise this heading to reflect that shareholders will be responsible for paying the sales load.

6.   Footnote (8) on page 11 explains that the calculation of interest payments on borrowed funds represents the Fund's annualized interest expenses based on actual interest and credit facility expenses incurred for the nine months ended September 30, 2007. Please revise this calculation (and related footnote disclosure) to reflect the Fund's actual expenses for the entire fiscal year ended December 31, 2007. In addition, the fourth sentence of this footnote indicates that the figure is based on the assumption that the Fund's borrowings and interest costs after an offering will remain similar to those prior to such offering. As the February 11, 2008 registration statement registers debt securities, please confirm to us that this assumption remains valid.

Risk Factors – Risks Relating to Our Business - We Borrow Money, Which Magnifies the Potential for Gain or Loss on Amounts Invested and May Increase the Risk of Investing With Us (Page 21)

7.   The first sentence of the second paragraph states that the Fund's credit facilities impose financial and operating covenants that restrict the Fund's business activities, including limitations that could hinder its ability to finance additional loans and investments or to make the distributions required to maintain its status as a registered investment company under Subchapter M of the Internal Revenue Code. Please provide to us copies of any documentation for these credit facilities that set forth the limitations imposed on the Fund under these agreements and any rights exercisable by its lenders pursuant to these agreements.

Use of Proceeds (Page 37)

8.   The first sentence of the first paragraph states that the Fund may use the proceeds of the offering to repay indebtedness. If this represents a material part of the proceeds of the offering, please state the interest rate and maturity of the indebtedness. See Instruction 2 to Item 7.1 of Form N-2.

Recent Developments (Page 57)

9.   The first two sentences of the first paragraph state that on October 18, 2007, the Fund entered into an amendment to extend the maturity of the CP Funding Facility to October 8, 2008 and that the interest rate charged on the CP Funding Facility was increased to the commercial paper rate plus 1.00%. Please disclose in this section what the interest rate was charged on the CP funding Facility prior to October 18, 2007.

Portfolio Managers (Page 87)

10.   The first paragraph of this section indicates that the portfolio managers' primary responsibility is to recommend investments for approval to the Investment Committee. Disclosure elsewhere in the prospectus indicates that a decision to make an investment requires the substantial consensus of the Investment Committee. It appears that the members of the Investment Committee, rather than the Fund's portfolio managers, have primary responsibility for the day-to-day management of the Fund's portfolio. As such, please provide the information required by Items 9 and 21 of Form N-2 for at least five members of the Investment Committee that have the most significant responsibility for the day-to-day management of the Registrant's portfolio.

Description of Our Subscription Rights – General (Page 118)

11.   This section indicates that a prospectus summary will be distributed to shareholders which will describe the material terms of any subscription rights to be offered. Please set forth in

this section any limits applicable to such a rights offering such as the minimum number of days that a rights offering may remain open and the number of rights that may be issued per share. In addition, please provide to us a form of any supplement that the Fund intends to file in connection with any offering of subscription rights under these registration statements.

12.   The eleventh bullet point under the second paragraph suggests that the Fund may enter into a standby underwriting arrangement in connection with a subscription rights offering. Please explain to us whether the Fund intends to enter into such an underwriting arrangement. If the Fund has no intention of making such an offering, please delete this bullet point from this section. In addition, please explain to us how the Fund would make such an offering in a manner consistent with Section 23(b) of the Investment Company Act.

GENERAL COMMENTS

13.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

14.   We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

15.   If you intend to omit certain information from the form of prospectus included with the registration statements that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

16.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

17.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

18.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel